NEWS RELEASE

EMX Provides an Update for the Hardshell Royalty Property

Included Within the Hermosa Project in Arizona

Vancouver, British Columbia, October 2, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update for EMX's Hardshell royalty property, which is part of South32 Limited's ("South32") Hermosa Project in southeast Arizona. Recent drill results from the Peake prospect, which is partially covered by the Hardshell royalty, include the best intercept to date in hole HDS-813 reported as 139 meters (1302.7-1441.7 m) averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver, with a subinterval of 58.2 meters averaging 3.1% copper, 0.6% lead, 0.24% zinc, 74g/t silver and 0.015% molybdenum (true width not reported)1. EMX retains a 2% net smelter return ("NSR") royalty on Hardshell that is not capped nor subject to buy down.

South32's Hermosa Project is comprised of the a) Taylor polymetallic (Zn-Pb-Ag) development project adjacent to the north of Hardshell with carbonate replacement deposit ("CRD") mineralization that projects towards EMX's royalty footprint, b) the Peake Cu-Pb-Zn-Ag skarn prospect, which as currently outlined is mostly covered by EMX's royalty ground, and c) the Clark manganese manto deposit to the east of the royalty footprint.

In addition to the encouraging drill results at Peake, other recent advances reported by South32 include the designation of Hermosa as the first mining project given FAST-41 status by the US Federal Permitting Improvement Steering Council to facilitate the potential to supply designated critical minerals (i.e., zinc and manganese), and an updated JORC mineral resource estimate for Taylor to support ongoing feasibility work. Although Taylor (and Clark) occur outside of EMX's royalty property boundary, the Hermosa Project's overall prospectivity is attracting capitalized exploration of US$23 million to test priority targets, including further drilling at Peake and other prospects2.

EMX's Hardshell royalty was organically generated by the Company's wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"). BCE recognized the alteration and mineralization zoning patterns within the district, and staked prospective open ground. Hardshell was optioned in 2015 for a 2% NSR retained royalty interest. The Hermosa Project, including Hardshell, was acquired by South32 in 2018. Since then, South32 has steadily advanced Hermosa, which includes the step-out exploration drilling that continues to delineate mineralization at Peake. The recognition of mineralization at Peake highlights the discovery optionality of EMX's Hardshell royalty property.

Discussion of Drill Results. South32's drilling at Peake is delineating a series of stacked horizons that have a general north-westerly dip of 30 degrees and host disseminated to semi-massive sulphide mineralization. According to South32 "the upper and lower extents of the horizons tend to have polymetallic mineralisation with the central component dominated by copper sulphides, predominantly chalcopyrite. Mineralisation within the stacked profile is approximately 130 m thick, for an approximate 450 m strike and 300 m width."

The Peake prospect is currently characterized by 17 diamond drill holes, with intercepts from the most recent four holes summarized in Table 1, and the previous 13 holes reported in EMX's news release dated June 21, 2022. The recent intercepts in Table 1 have been reported at a 0.2% copper cutoff by South32, reflecting the early-stage nature of exploration and evaluation of the Peake prospect.

1 See South32 news release dated July 24, 2023.

2 See South32 "Financial Results and Outlook Year Ended 30 June 2023" dated August 24, 2023.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390  Fax: (604) 688-1157

www.EMXroyalty.com

Table 1. Recent Peake drill intercepts from EMX's Hardshell royalty property.
Hole ID	From (m)	To (m)	Width (m)	Zn %	Pb %	Ag g/t	Cu %	Mo %	CuEq %
HDS-810	No significant intersection
HDS-813	1302.7	1441.7	139.0	0.34	0.51	52.0	1.88	-	2.49
Including	1333.8	1392.0	58.2	0.24	0.60	74.0	3.10	0.015	3.84
	1381.0	1390.5	9.4	0.07	0.19	94.0	5.40	-	6.11
	1454.5	1458.6	4.1	0.82	0.61	66.0	0.31	-	1.23
HDS-814	1192.7	1545.6	353.0	0.10	0.20	12.1	0.28	-	0.45
Including	1242.4	1268.0	25.6	0.00	0.00	14.3	0.70	-	0.8
	1279.2	1294.8	15.5	0.00	0.10	8.4	0.39	-	0.47
	1302.4	1312.2	9.8	0.10	0.20	9.9	0.33	-	0.48
	1315.8	1326.8	11.0	0.20	0.70	19.3	0.60	-	0.97
	1388.4	1399.8	11.4	0.40	1.00	18.5	0.56	-	1.08
	1408.5	1418.5	10.1	0.20	0.40	11.8	0.40	-	0.65
	1442.3	1476.8	34.4	0.50	0.50	17.3	0.35	-	0.78
	1526.1	1539.5	13.4	0.20	0.30	42.2	0.43	-	0.87
HDS-815	No significant intersection

Intercepts reported by South32 at a 0.2% Cu cutoff, as summarized by EMX. True widths not reported.  CuEq (%) = Cu% + 0.3965*Zn% + 0.2331*Pb% + 0.0068*Ag g/t. Average payable metallurgical recovery assumptions are 90% for Zn, 91% for Pb, 81% for Ag and 80% for Cu. Metals pricing assumptions are South32's long-term consensus prices as at the April 2023 quarter. See South32 news release dated July 24, 2023.

Figure 1. Peake drilling and mineralized domain with EMX Hardshell royalty boundary as well as Taylor & Clark mineralized domains. Figure modified from figure 5 of South32 news release dated July 24, 2023.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390  Fax: (604) 688-1157

www.EMXroyalty.com

Figure 2. Cross section looking east (2000 m wide) showing South32's Peake drilling and mineralized domains as well as Taylor and Clark mineralized domains (see Figure 1 for A-A' cross section line). Figure modified from figure 6 of South32 news release dated July 24, 2023.

Hermosa Project and Hardshell Royalty Property Overview. South32's Hermosa Project, located in the Patagonia mining district of southeastern Arizona, includes CRD sulfide (i.e., Taylor) and oxide manto (i.e., Clark) deposits (which are not covered by EMX's Hardshell royalty), as well as the Peake skarn prospect (partially covered by EMX's Hardshell royalty). EMX's Hardshell 2% NSR royalty property consists of 16 unpatented federal lode mining claims. South32 has stated that it (refer to FY 2023 Financial Results and Outlook and July 24, 2023 news release) is continuing to follow up on Peake's exploration potential, which is open in several directions.

The ongoing delineation of the Peake prospect by South32 represents the potential to create significant value for the Company's Hardshell royalty property. EMX looks forward to South32's continued exploration success at Hardshell, as well as from the greater Hermosa Project.

Comments on Adjacent and Nearby Projects. The adjacent and nearby projects, which include the Taylor and Clark deposits, provide geological context for the Peake prospect, which is partially covered by EMX's Hardshell royalty claim block. However, this is not necessarily indicative that the Hardshell royalty claim block represents similar styles or tonnages of mineralization as the Taylor deposit, nor a similar style of mineralization as the Clark deposit.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390  Fax: (604) 688-1157

www.EMXroyalty.com

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390  Fax: (604) 688-1157

www.EMXroyalty.com